FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 27, 2005

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated October 27, 2005 announcing third quarter financial results and interim results for the nine-month period ending September 30, 2005	3

Signature	22

Biomira Company Contacts:
Media Relations
Bill Wickson
Manager, Public Relations
(780) 490-2818
bwickson@biomira.com

U.S. Media Contact: Jonathan Birt Financial Dynamics 212-850-5634 jbirt@fd-us.com	U.S. Investor Contact: John Capodanno Financial Dynamics 212-850-5705 jcapodanno@fd-us.com

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA INC. ANNOUNCES RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2005

-BLP25 Liposome Vaccine Median Survival in Stage IIIB Locoregional NSCLC Determined -

EDMONTON, ALBERTA, CANADA, October 27, 2005: Biomira Inc. (Nasdaq:BIOM) (TSX:BRA), a leading developer of cancer vaccines, today reported financial results for the nine months ended September 30, 2005. The Company also announced that median survival for patients with Stage IIIB locoregional non-small cell lung cancer who received BLP25 Liposome Vaccine (L-BLP25) in a phase 2b study has been determined [30.6 months compared with 13.3 months for the unvaccinated group].

“This has been a significant quarter for Biomira,” said Dr. Alex McPherson, M.D., Ph.D., President and CEO of Biomira. “The preliminary median survival data for the phase 2b study we have announced today underlines our confidence in the potential of L-BLP25 in the treatment of non-small cell lung cancer. We now look forward to the opportunity to demonstrate statistical significance for these promising results in a broader phase 3 program.”

Financial Update

Financial results for the nine months ended September 30, 2005 reflect a consolidated net loss from operations of $14.6 million or $0.19 per share compared to $8.6 million or $0.12 per share for the same period in 2004. The increased net loss of $6.0 million in 2005 arises from lower revenues of $4.7 million and higher research and development expenditures of $2.1 million, offset by higher investment and other income of $0.1 million and reductions in general and administrative expenses of $0.4 million, marketing and business development expenses of $0.1 million and other expenses of $0.2 million. The higher revenues in 2004 primarily relate to the recognition into income of the remaining deferred licensing revenues related to Theratope® vaccine, totalling $5.9 million, due to the return of the Theratope development and commercialization rights from Merck KGaA of Darmstadt, Germany announced in June 2004.

Biomira’s financial reserves total $25.4 million in cash and short-term investments as at September 30, 2005, a decrease of $13.2 million from the year end position due to funding of operations.

For a further discussion of the Company’s financial results for the nine months ended September 30, 2005, please refer to the Company’s unaudited consolidated financial statements and the Company’s Management Discussion & Analysis of Financial Condition and Results of Operations included in this news release.

Highlights From the Third Quarter

L-BLP25 Update
•
Biomira and its collaborator Merck KGaA today announced that through ongoing, regular follow-up of patients enrolled in the phase 2b non-small cell lung cancer (NSCLC) trial, sufficient events have now been observed to determine that the median survival for the vaccinated subset of Stage IIIb locoregional patients has been reached. Median survival is 30.6 months compared to 13.3 months observed for the same stage patients who did not receive the vaccine, a difference of 17.3 months. As previously announced, the protocol has been amended to allow additional survival data to be collected. Although this will have no impact on the median survival outcome, it will provide additional clarity for additional statistical analyses. This additional data should be available in the first quarter of 2006.

•
In September, Biomira and Merck KGaA announced a change to the anticipated timetable for the start of its planned L-BLP25 phase 3 study in the treatment of NSCLC. The change will allow an accelerated stability issue, which was discovered during the manufacturing of the vaccine to be used in the phase 3 trial, to be addressed. An investigation with the contract manufacturer indicates that residual moisture in stoppers used in the manufacturing process was the likely cause of the instability and work is now underway to resolve this issue as quickly as possible.

•
Biomira and Merck KGaA also announced completion of enrolment of a phase 2 single arm, multi-centre open label study of L-BLP25. The purpose of this study is to assess the safety of the formulation of the vaccine for use in the planned phase 3 study. This trial enrolled 22 patients in total and safety results are due by the end of 2005.

•
An article entitled, “Phase 2b Trial of BLP25 Liposome Vaccine in Stage IIIB and IV Non-Small Cell Lung Cancer” was published in the September 20, 2005 issue of the Journal of Clinical Oncology (JCO). The primary author of the article is Dr. Charles Butts of the Cross Cancer Institute, Edmonton, Alberta, and the lead investigator for the phase 2b study.

•
PRA International, a leading global clinical research organization, was engaged to assist Biomira and Merck KGaA with the planned phase 3 trial of L-BLP25 for the treatment of non-small cell lung cancer. The trial design is currently being discussed with the FDA.

Corporate Update
•
In July, Biomira exercised its put option to acquire an equity position in Prima BioMed Ltd. (ASX: PRR) (“Prima”), an Australian biotech company. In March 2004, Biomira announced a technology licensing and commercial agreement with CancerVac, a subsidiary of Prima, acquiring a 10 percent equity stake in CancerVac. Biomira had the right to convert this stake to shares in Prima, which it has now exercised.

“Although the timetable for the start of the trial has moved into 2006, we made several important advances in the development of L-BLP25 in the three months to the end of September, including completion of enrolment for another phase 2 trial to assess the safety of the formulation of the vaccine to be used in the next phase,” continued Dr. McPherson. We also announced the engagement of PRA International, a leading global clinical research organization, to assist us with the planned phase 3 trial. The draft phase 3 trial design will have been presented for comment to leading lung cancer specialists, to experts in oncology trial design and conduct, and to various regulatory authorities, including the FDA, prior to the protocol being finalized. The acquisition of a 1.62% equity position in Prima BioMed during the quarter underlined our strategy of maximizing returns from our technology through licensing agreements with other companies.”

About Biomira Inc.
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™. www.biomira.com.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), prepared as at October 14, 2005, should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the nine months ended September 30, 2005, included hereafter, as well as the audited consolidated financial statements and MD&A for the fiscal year ended December 31, 2004. Except as discussed below, all other factors referred to and discussed in the MD&A for the fiscal year end December 31, 2004 remain substantially unchanged.

Overview of the Business
Biomira Inc. is an international biotechnology company operating primarily in a single business segment, the research and development of innovative therapeutic approaches to cancer management. We are focused on developing synthetic vaccines and novel strategies for cancer immunotherapy. Immunotherapy is a treatment approach designed to induce protective immune responses that will control the growth of cancers, prevent or delay metastasis or spreading, and increase the survival of cancer patients. Our strategic mission is to become a forward integrated, global products-oriented biotechnology company.

Corporate resources in the third quarter of 2005 continue to be primarily directed towards the ongoing development of BLP25 Liposome Vaccine (L-BLP25). Biomira and its collaborator for L-BLP25, Merck KGaA of Darmstadt, Germany, recently announced completion of enrolment of a phase 2 single arm, multi-centre open label study. This trial has enrolled a total of 22 patients with non-small cell lung cancer (NSCLC) from eight clinical trial sites in Canada and safety results are due by the end of 2005. The trial is designed to assess the safety of the formulation of L-BLP25 that the Companies plan to use in the upcoming phase 3 study. The new formulation incorporates manufacturing changes intended to secure the future commercial supply of the vaccine.

In September, we announced the engagement of PRA International, one of the world's leading global clinical research organizations, to assist Biomira and Merck KGaA with the planned phase 3 trial of  L-BLP25 for the treatment of NSCLC. The contract related to PRA International’s involvement in the planned phase 3 trial remains under negotiation and the Companies continue to operate on a month to month basis under the terms of a Letter of Intent. PRA International is an ISO 9001:2000 registered company, with over 2,500 employees in North America, Europe, South America, Africa, Australia, and Asia. Experts in oncology trial design and conduct from PRA and other organizations have contributed to the draft phase 3 protocol. The trial design will also have been presented for comment to leading lung cancer specialists and various regulatory authorities, including the FDA, prior to the protocol being finalized.

In September, Biomira and Merck KGaA also announced a change to the anticipated timetable for the start of the planned L-BLP25 phase 3 study in the treatment of NSCLC. The change is to address an accelerated stability issue discovered during the manufacturing of the vaccine to be used in the phase 3 trial. An investigation with the contract manufacturer indicates that residual moisture in stoppers used in the manufacturing process was the likely cause of the instability and work is now underway to resolve this issue as quickly as possible. As a result, the start of the trial, which was planned for the end of 2005, is now expected to move into 2006.

In July we exercised our put option to acquire a 1.62% equity position in Prima BioMed Ltd. (ASX: PRR) (“Prima”), an Australian biotech company. In March 2004, we announced a technology licensing and commercial agreement with CancerVac, a subsidiary of Prima, acquiring a 10 percent equity stake in CancerVac. Biomira had the right to convert this stake to shares in Prima, which we have now exercised.

Results of Operations
Financial results for the nine months ended September 30, 2005 reflect a consolidated net loss from operations of $14.6 million or $0.19 per share compared to $8.6 million or $0.12 per share for the same period in 2004. The increased net loss of $6.0 million in 2005 arises from lower revenues of $4.7 million and higher research and development expenditures of $2.1 million, offset by higher investment and other income of $0.1 million and reductions in general and administrative expenses of $0.4 million, marketing and business development expenses of $0.1 million and other expenses of $0.2 million. The higher revenues in 2004 primarily relate to the recognition into income of the remaining deferred licensing revenues related to Theratope® vaccine, totalling $5.9 million, due to the return of the Theratope development and commercialization rights from Merck KGaA announced in June 2004.

Revenues
Contract research and development revenue for the nine months ended September 30, 2005, totalling $2.9 million compared to $1.3 million for the same period in 2004, represents contract research and development funding received from Merck KGaA associated with L-BLP25. The increase in contract research and development revenue is attributable to increased clinical expenditures incurred by Biomira in relation to the L-BLP25 phase 2 safety study commenced in the second quarter of this year and in preparation of the planned phase 3 clinical trial expected to commence in 2006.

Licensing revenue from collaborative arrangements for the nine months ended September 30, 2005, totalling $0.2 million compared to $6.5 million for the same period in 2004, represents the amortization of upfront payments received from Merck KGaA and upfront sub-licensing fee from CancerVac upon commencement of the respective collaborations. The decreased revenue primarily results from return of the Theratope development and commercialization rights by Merck KGaA in June 2004 and the immediate recognition into income of the remaining related deferred revenues totalling $5.9 million.

Licensing, royalties and other revenue for the nine months ended September 30, 2005, totalling $0.2 million, was similar to the same period in 2004. Licensing, royalties and other revenue relates to contract manufacturing activities utilizing various Biomira patented technologies and compounds for external customers.

Research and Development
Research and development expenditures for the nine months ended September 30, 2005 totalled $12.5 million compared to $10.4 million for the same period in 2004. The increase in research and development expenditures is attributable to increased spending associated with the L-BLP25 phase 2 safety study commenced in the second quarter of this year and the planned L-BLP25 phase 3 clinical trial that is expected to commence in 2006. Expenditures to date include development of clinical protocols and procurement and manufacturing of clinical materials along with ongoing costs associated with clinical site wrap up expenses of existing clinical trials.

General and Administrative
General and administrative expenses for the nine months ended September 30, 2005 totalled $4.9 million compared to $5.3 million for the same period in 2004. The decrease of $0.4 million is mainly due to incremental costs incurred in the first half of 2004 relating to the settlement of an outstanding litigation.

Marketing and Business Development
Marketing and business development expenditures for the nine months ended September 30, 2005, totalled $1.0 million compared to $1.1 million for the same period in 2004. Marketing and business development expenditures include corporate administrative expenses associated with these functions, as well as costs associated with licensing activities related to pre-clinical and early stage technologies.

Amortization
Amortization expense for the nine months ended September 30, 2005, totalling $0.3 million, was similar to the same period in 2004. Amortization expense relates to facility leaseholds and equipment, certain licensing rights, and other assets.

Investment and Other Income
Investment and other income for the nine months ended September 30, 2005, totalling $0.6 million compared to $0.5 million for the same period in 2004, comprises income from cash and investments and foreign exchange gains and losses. The increased income is primarily due to higher income from cash and investments of $0.1 million.

Liquidity and Capital Resources
Liquidity
Biomira’s financial reserves total $25.4 million in cash and short-term investments as at September 30, 2005, a decrease of $13.2 million from the year end position due to funding of operations. The current and projected cash burn rate is expected to remain at this level until we have finalized our clinical strategy and received clearance from the regulatory agencies to undertake the pivotal phase 3 registration trial for L-BLP25 in NSCLC. Cash requirements are anticipated to increase significantly in 2006 upon initiation of the planned phase 3 L-BLP25 trial.

Working capital, defined as current assets less current liabilities, decreased by $13.0 million from the year end position, to $24.1 million from $37.1 million and is primarily attributable to the $13.2 million decrease in cash reserves.

Capital Resources
Under the U.S. $100 million Base Shelf Prospectus registered with the applicable regulatory authorities in Canada and the U.S. on July 13, 2004, and expected to remain in place into the third quarter of 2006, just over U.S. $87 million is still available for future financings. In addition, there are 1.1 million warrants outstanding from the December 2004 financing at an exercise price of U.S. $3.45. Based on our NASDAQ closing share price of U.S. $1.38 on September 30, 2005, the warrants outstanding are currently not in the money. Assuming continuing investor support for our equity offerings, the Base Shelf Prospectus will enable us to make equity drawdowns that are sufficient to fund our expected programs in the foreseeable future.

Contractual Obligations and Contingencies
In our operations, we have entered into long-term contractual arrangements from time to time for our facilities, debt financing, the provision of goods and services, and acquisition of technology access rights, among others. The following table presents contractual obligations arising from these arrangements currently in force over each of the next five years and thereafter.

	Payments Due by Period
(expressed in $000's)	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Operating leases - premises	1,078	699	379	-	-
Operating leases - equipment	22	18	4	-	-
Capital lease obligations	144	51	93	-	-
Licensing fees and royalties	1,115	231	425	306	153
Total contractual obligations	2,359	999	901	306	153

We have exercised our right to renew the corporate facilities lease for a further 2 year term and expect the renewal rates to be similar to the previous term. As well, we have entered into new 3 year capital lease agreements for computer equipment and renewed our software licensing agreement for a further 3 years. In September, we also announced the engagement of PRA International, one of the world's leading global clinical research organizations, to assist Biomira and Merck KGaA with the planned phase 3 trial of  L-BLP25 for the treatment of NSCLC. As at September 30, 2005, this contract remains under negotiation and both Biomira and PRA International continue to operate on a month to month basis under the terms of a Letter of Intent.

Off-Balance Sheet Arrangements
During the nine months ended September 30, 2005, we have not entered into any off-balance sheet arrangements.

Transactions with Related Parties
During the nine months ended September 30, 2005, we have not entered into any material transactions with related parties.

Outlook

Until one of our products receives regulatory approval and is successfully commercialized, we will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future clinical trials and pre-launch activities related to our lead product, as well as any new initiatives. The duration of the operating losses will depend on the scientific results of such clinical trials, successful regulatory approval, and commercialization.

In preparation for the L-BLP25 phase 3 trial, manufacturing changes intended to secure a future commercial supply of the vaccine have been made. Upon successful resolution of the current manufacturing stability issue, these changes are designed to ensure that the resulting pivotal phase 3 data will be considered representative of the safety and effectiveness of the commercial supply of vaccine. A comparability plan to evaluate the changes includes a small previously announced clinical safety study with safety results of the study due at the end of 2005.

We believe that our cash and short-term investments, together with expected cash inflows from collaborative funding arrangements, investment income, and technology licensing efforts will be sufficient to meet operating and capital requirements through Q3 2006. However, we will be required to obtain additional financing within the next 12 months in order to fund the planned L-BLP25 phase 3 registration trial and operations in the last quarter of 2006 and beyond.

Risks and Uncertainties

The immediate risks and uncertainties facing Biomira may include: changing market and industry conditions; the impact of competitive products and their pricing; timely and favourable regulatory clearance for an expected phase 3 registration trial for L-BLP25 in NSCLC; our ability to secure and manufacture vaccine supplies for future clinical trials and commercialization activities on a consistent and economical basis; outcomes associated with the exploration of potential early registration opportunities for L-BLP25 in regions other than the U.S. and Europe based on the results of the phase 2b trial in NSCLC; the ability to receive continued support from our current collaborator, Merck KGaA and to attract new collaborators to further develop pipeline products; the ability to patent and defend our intellectual property; recruitment and retention of key personnel; and our success in generating sufficient new capital on acceptable terms and on a timely basis.

In the near and long term, the ability to secure financing through private and/or public offerings on acceptable terms will depend on several factors, such as: regulatory support for a phase 3 pivotal L-BLP25 registration trial; the costs and timelines required to obtain regulatory approval for our products; successful outcome of the L-BLP25 comparability plan; timely progression and favourable outcomes of current and future clinical studies; and our ability to in-license complementary products and technology and secure collaborative arrangements to build up our pipeline.

Other business risks and uncertainties have not changed significantly from those disclosed in the MD&A in our 2004 annual report and in other regulatory filings.

Critical Accounting Policies and Estimates
All of our accounting policies are in accordance with Canadian GAAP including some which require management to make assumptions and estimates that could significantly affect the results of operations and financial position. The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2004 Annual Report. As well, our significant accounting policies are disclosed in Note 2, Significant Accounting Policies, of the notes to our audited consolidated financial statements for the fiscal year ended December 31, 2004.

Changes in Accounting Policies
Variable Interest Entities
Effective January 1, 2005, we adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for annual or interim periods beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.

We have determined that adoption of AcG-15 does not have an effect on our financial position, results of operations or cash flows in the current period or the prior period presented.

Financial Instruments - Disclosure and Presentation
Effective January 1, 2005, we adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability.

The adoption of the amendments to Section 3860 has resulted in a restatement of the financial statements for all interim and annual periods ended after September 26, 2001 and up to and including the interim period ended June 30, 2003 and the annual period ended December 31, 2003, to present the September 26, 2001 convertible debentures, which were fully repaid in May 2003, as a liability instead of an equity instrument on the consolidated balance sheets. The related interest, foreign exchange gain (loss), carrying charges and accretion charges have been reclassified to the Consolidated Statements of Operations instead of being presented as an adjustment on the Consolidated Statements of Deficit.

Summary of Quarterly Results
The following is selected quarterly consolidated financial information from our unaudited quarterly financial statements for each of the eight most recently completed quarters ending September 30, 2005. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

	For the three month period ended
(expressed in 000’s except per share data)	Sept. 30, 2005	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004
Total Revenue	$1,338	$1,120	$804	$974
Research and development cost	$4,625	$4,320	$3,507	$3,198
Net loss	$(5,476)	$(4,803)	$(4,358)	$(3,581)
Basic and diluted loss per share	$(0.07)	$(0.06)	$(0.06)	$(0.05)
Common shares outstanding	78,817	78,817	78,360	78,340
Weighted average number of common shares outstanding	78,607	78,500	78,352	72,941

For the three month period ended
(expressed in 000’s except per share data)	Sept. 30, 2004	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003
Total Revenue	$531	$6,493(1)	$943	$674
Research and development cost	$3,229	$3,358	$3,791	$2,853
Net (loss) income	$(4,804)	$1,012	$(4,852)	$(4,632)
Basic and diluted (loss) income per share	$(0.06)	$0.01	$(0.07)	$(0.07)
Common shares outstanding	72,562	72,562	72,559	72,545
Weighted average number of common shares outstanding	72,560	72,558	72,555	62,498

(1)The increased revenues for the three months ended June 30, 2004 resulted from the recognition into income of the remaining deferred licensing revenues related to Theratope, totalling $5.9 million, due to the return of the Theratope development and commercialization rights from Merck KGaA announced in June 2004.

Updated Share Information

As at October 14, 2005, the following classes of shares and equity securities potentially convertible into common shares were outstanding:

Class A Preference Shares (non-voting)	12,500
Class B Preference Shares (non-voting)	nil
Common shares	78,816,564
Convertible equity securities:
Stock options	4,457,315
Restricted Share Units	nil
Warrants	1,077,121

Upon exercise, the stock options, restricted share units and warrants are convertible into an equal number of common voting shares. Had the outstanding stock options and warrants been fully exercised, the aggregate number of common shares outstanding would be 84,351,000 as at September 30, 2005.

For details relating to the stock options, restricted share units and warrants, please refer to Notes 10 and 11, respectively, of the notes to the audited consolidated financial statements for the fiscal year ended December 31, 2004 and Note 5 of the unaudited interim consolidated financial statements for the nine months ended September 30, 2005.

Forward-Looking Statements
This report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; ability to retain or secure collaborative partners; ability to secure and manufacture vaccine supplies; successful outcome of the L-BLP25 comparability plan; adequacy of financing and reserves on hand; retention and performance of contractual third parties, including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in Canada and the United States.

Additional Information
Additional information relating to Biomira, including a copy of our Annual Information Form and Proxy Circular, can be found on SEDAR at www.sedar.com or U.S. EDGAR at www.sec.gov.

Biomira Inc. Consolidated Balance Sheets (expressed in thousands of Canadian dollars, except share amounts) (unaudited)

	September 30 2005	December 31 2004*

ASSETS
CURRENT
Cash and cash equivalents	$8,066	$19,887
Short-term investments	17,325	18,751
Accounts receivable	1,265	736
Prepaid expenses	314	320
	26,970	39,694
CAPITAL ASSETS, net	644	383
INTANGIBLE ASSET, net	401	480
LONG-TERM INVESTMENT (Note 3)	264	264
	$28,279	$40,821

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$2,663	$2,031
Current portion of capital lease obligation (Note 4)	45	-
Current portion of deferred revenue	207	556
	2,915	2,587
CAPITAL LEASE OBLIGATION (Note 4)	89	-
DEFERRED REVENUE	1,088	1,241
CLASS A PREFERENCE SHARES	30	30
	4,122	3,858
SHAREHOLDERS’ EQUITY
Share capital (Notes 5 and 6)	375,497	374,007
Issued and outstanding - 78,816,564 and 78,339,978
Warrants (Note 5)	2,959	7,442
Contributed surplus (Note 6)	19,485	14,661
Deficit	(373,784)	(359,147)
	24,157	36,963
	$28,279	$40,821
(See accompanying notes to the consolidated financial statements)

(CAD $1.00 = USD $0.86)

*Figures excerpted from the 2004 audited consolidated financial statements.

Biomira Inc. Consolidated Statements of Operations (expressed in thousands of Canadian dollars, except share and per share amounts) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004

REVENUE
Contract research and development	$1,206	$418	$2,865	$1,261
Licensing revenue from collaborative agreements (Note 7)	51	52	155	6,487
Licensing, royalties, and other revenue	81	61	242	219
	1,338	531	3,262	7,967

EXPENSES
Research and development	4,625	3,229	12,452	10,378
General and administrative	1,569	1,557	4,854	5,295
Marketing and business development	296	277	953	1,101
Amortization	102	89	270	290
Gain on disposal of capital assets	-	(2)	-	(2)
	6,592	5,150	18,529	17,062

OPERATING LOSS	(5,254)	(4,619)	(15,267)	(9,095)
Investment and other (expense) income	(283)	(167)	569	515
Interest expense (Note 4)	(1)	(2)	(1)	(5)
LOSS BEFORE INCOME TAXES	(5,538)	(4,788)	(14,699)	(8,585)
Income tax benefit (provision)	62	(16)	62	(59)

NET LOSS	$(5,476)	$(4,804)	$(14,637)	$(8,644)

BASIC AND DILUTED LOSS PER SHARE	$(0.07)	$(0.06)	$(0.19)	$(0.12)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	78,606,571	72,559,587	78,606,571	72,559,587

Consolidated Statements of Deficit (expressed in thousands of Canadian dollars) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004

DEFICIT, BEGINNING OF PERIOD	$(368,308)	$(350,762)	$(359,147)	$(346,922)
Net loss for period	(5,476)	(4,804)	(14,637)	(8,644)

DEFICIT, END OF PERIOD	$(373,784)	$(355,556)	$(373,784)	$(355,566)
(See accompanying notes to the consolidated financial statements)

Biomira Inc. Consolidated Statements of Cash Flow (expressed in thousands of Canadian dollars) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004

OPERATING
Net loss	$(5,476)	$(4,804)	$(14,637)	$(8,644)
Amortization	102	89	270	290
Stock compensation expense (Note 6)	350	260	837	812
(Decrease) increase in deferred revenue (Note 7)	(178)	542	(502)	(5,893)
Gain on disposal of capital assets	-	(2)	-	(2)
Unrealized foreign exchange loss (gain) on cash and cash equivalents	144	103	124	33
Net change in non-cash working capital balances from operations
Accounts receivable	(150)	47	(529)	130
Prepaid expenses	150	483	6	273
Accounts payable and accrued liabilities	678	(501)	731	(1,529)
	(4,380)	(3,783)	(13,700)	(14,530)

INVESTING
Purchase of short-term investments	(7,240)	(13,115)	(41,520)	(49,452)
Redemption of short-term investments	16,349	16,845	42,946	46,591
Purchase of capital assets	(178)	(47)	(313)	(115)
Proceeds on disposal of capital assets	-	2	-	2
	8,931	3,685	1,113	(2,974)

FINANCING
Payment of accrued share issuance costs	-	-	(100)	-
Proceeds from exercise of stock options	-	-	45	35
Proceeds from exercise of warrants	-	-	950	-
Repayment of capital lease obligation	(5)	(23)	(5)	(83)
	(5)	(23)	890	(48)

NET CASH INFLOW (OUTFLOW)	4,546	(121)	(11,697)	(17,552)
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(144)	(103)	(124)	(33)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,402	(224)	(11,821)	(17,585)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,664	6,701	19,887	24,062
CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,066	$6,477	$8,066	$6,477

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the period	$1	$2	$1	$5
Amount of income taxes paid in the period	$-	$-	$-	$-
(See accompanying notes to the consolidated financial statements

BIOMIRA INC.
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The accounting principles and methods of computation adopted in these interim consolidated financial statements are the same as those of the audited consolidated financial statements for the year ended December 31, 2004, except as disclosed in Note 2 below.

Omitted from these statements are certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP. The consolidated financial statements and notes presented should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 filed with the appropriate securities commissions.

Comparative figures for prior periods have been restated to conform to the current period’s presentation.

2.	ACCOUNTING POLICY CHANGES

Variable interest entities

Effective January 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.

The Company has determined that adoption of AcG-15 does not have an effect on its financial position, results of operations or cash flows in the current period or the prior period presented.

Financial instruments - disclosure and presentation

Effective January 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability.

The Company has determined that there is no impact on the financial statements resulting from the adoption of the amendments to Section 3860 either in the current period or the prior periods presented. However, the adoption of the amendments to Section 3860 has resulted in a restatement of the financial statements for all interim and annual periods ended after September 26, 2001 and up to and including the interim period ended June 30, 2003 and the annual period ended December 31, 2003, to present the September 26, 2001 convertible debentures, which were fully repaid in May 2003, as a liability instead of an equity instrument on the consolidated balance sheets. The related interest, foreign exchange gain (loss), carrying charges and accretion charges have been reclassified to the Consolidated Statements of Operations instead of being presented as an adjustment on the Consolidated Statements of Deficit.

3.	LONG-TERM INVESTMENT

In July, the Company converted its $264 investment in shares of CancerVac Pty. Ltd. for $264 of shares in Prima BioMed Ltd. (ASX:PRR), an Australian biotech company. The resulting number of shares received represents approximately 1.62 per cent of the issued and outstanding shares of Prima BioMed Ltd.

4.	CAPITAL LEASE OBLIGATION

In July, the Company acquired computer equipment under capital leases totalling $139 and is committed to annual minimum payments as follows:

2005	$13
2006	50
2007	50
2008	31
144
Less amounts representing interest at 5.03%	10
134
Less current portion	45
$89

Interest expense on capital leases in the amount of $1 (2004 - $5) has been recorded in the statement of operations.

5.	SHARE CAPITAL

	September 30 2005	December 31 2004
Common shares
Issued and outstanding, beginning of period	78,339,978	72,545,232
Equity placements	-	4,891,051
Exercise of warrants	454,679	722,320
Exercise of stock options	21,907	181,375
Issued and outstanding, end of period	78,816,564	78,339,978
Issued and outstanding as at October 14, 2005	78,816,564

	September 30 2005	December 31 2004
Stock options
Issued and outstanding, beginning of period	3,736,599	4,519,418
Granted	1,049,065	535,627
Exercised	(21,907)	(181,375)
Cancelled	(296,192)	(1,137,071)
Issued and outstanding, end of period	4,467,565	3,736,599
Issued and outstanding as at October 14, 2005	4,457,315

Stock options are exercisable at a range of exercise prices from $1.51 to $23.10 per share.

	September 30 2005	December 31 2004
Warrants
Issued and outstanding, beginning of period	3,631,800	4,251,999
Issued	-	1,077,121
Exercised	(454,679)	(722,320)
Expired	(2,100,000)	(975,000)
Issued and outstanding, end of period	1,077,121	3,631,800
Outstanding as at October 14, 2005	1,077,121

The warrants provide the holders with the right to purchase common shares at a price of U.S. $3.45 per share.

Restricted Share Unit Plan

At the Company’s Annual General Meeting on May 18, 2005 a Restricted Share Unit Plan (the “RSU Plan”) for non-employee Directors was approved by the shareholders. The RSU Plan provides for grants to be made from time to time by the Board or a committee thereof. Each grant will be made in accordance with the RSU Plan and terms specific to that grant and will be converted into one common share of Biomira at the end of the grant period (not to exceed five years) without any further consideration payable to Biomira in respect thereof. The current maximum number of common shares of the Company reserved for issuance pursuant to the RSU Plan is 500,000. The restricted share units will be accounted for using the fair value based method of accounting. Under this method, the estimated fair value of the restricted share units granted is recognized over the applicable vesting period as a charge to stock compensation expense. As at September 30, 2005, no grants have been issued under the RSU Plan.

6.	STOCK-BASED COMPENSATION

In the third quarter of 2005, stock compensation expense of $350 (2004 - $260) was recognized ($837 for the nine months ended September 30, 2005 (2004 - $812)), representing the amortization applicable to the current period of the estimated fair value of options granted since January 1, 2002. An amount of $31 (2004 - $23) arising from the exercise of options for the nine months ended September 30, 2005 was credited to share capital from contributed surplus.

The Company uses the Black-Scholes option pricing model to value the options at each grant date, under the following weighted average assumptions:

	Nine Months Ended September 30
	2005	2004
Weighted average grant-date fair value per share option	$1.91	$1.85
Expected dividend rate	0.0%	0.0%
Expected volatility	114.27%	112.83%
Risk-free interest rate	3.68%	3.80%
Expected life of options in years	6.0	6.0

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

7.	COLLABORATIVE AGREEMENTS

On May 3, 2001, the Company entered into a collaborative agreement with Merck KGaA to pursue joint global product development, licensing, and commercialization of the Company’s two lead candidates, L-BLP25 vaccine and Theratope® vaccine, for the treatment of various cancer indications.

Upon execution of the collaborative agreements, Merck KGaA made an upfront payment of $10,534 to the Company comprising technology access, licensing, and other fees related to L-BLP25 and Theratope. This payment has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over 10 years.

In June 2004, Merck KGaA returned all of their rights to develop and commercialize Theratope to the Company in accordance with certain provisions under the collaborative agreements. As a result thereof, the second quarter of 2004 included an addition to income of $5,903 representing the recognition into income of the remaining deferred revenue balance from Merck KGaA related to Theratope.

8.	SEGMENTED INFORMATION

The Company is engaged worldwide primarily in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and long-lived assets by geographic region for the periods indicated are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Revenue from operations in
Canada	$133	$84	$380	$284
United States	-	-	1	-
Barbados	1,186	427	2,822	5,002
Europe	19	20	59	2,681
	$1,338	$531	$3,262	$7,967

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Amortization in
Canada	$66	$76	$169	$258
United States	9	13	22	32
Barbados	27	-	79	-
	$102	$89	$270	$290

	September 30 2005	December 31 2004
Long-lived assets, net, in
Canada	$596	$330
United States	48	53
Barbados	401	480
	$1,045	$863

Long-lived assets and amortization consist of capital assets and intangible assets and the amortization of capital assets and intangible assets recorded thereon.

The Company derives significant revenue from certain customers. The number of customers that individually accounts for more than 10% of revenue and total revenue from transactions with those customers are as follows:

Nine Months Ended September 30	Number of Customers	Revenue
2005	1	$3,007
2004	1	$7,739

Corporate Information

Share Registrar and Transfer Agents
Computershare Trust Company of Canada
Suite 600, 530 - 8 Ave SW
Calgary AB T2P 3S8
Canada
Phone: 1-800-564-6253 (toll free North America)
Phone: 1-514-982-7555 (International)
Fax: 1-888-453-0330 (toll free North America)
Fax: 1-416-263-9394 (International)
E-Mail: service@computershare.com
Internet: http://www.computershare.com

Stock Listings and Symbols
Toronto Stock Exchange: BRA
Nasdaq National Market: BIOM

We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext. 241.

This release/report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in such statements, a number of which are set forth under the Management Discussion and Analysis section above. All forward-looking statements in this release/report are expressly qualified in their entirety by this cautionary statement and by the section on Forward-Looking Statements under the Management Discussion and Analysis section.

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: October 27, 2005	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration
and Chief Financial Officer